

August 26, 2010

Donald L. Barnes
Chief Executive Officer
Presidential Life Corporation
69 Lydecker Street
Nyack, NY

> **Re: Presidential Life Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Form 10-Q for the Quarterly Period ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 000-05486**

Dear Mr. Barnes:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 36

1. We note that your executive compensation disclosure in your proxy statement on Schedule 14A includes required disclosure that was not provided in your Form 10-K. For example, the disclosure in the proxy provides a more robust compensation discussion and analysis section (including disclosure about benchmarking and an explanation for changes in base salaries), required footnote disclosure to the summary compensation table, and quantification of payments upon termination or change-in-control. Please confirm that future filings on Form 10-K will provide the level of disclosure you provided in your proxy statement. Also, please confirm that the disclosure provided in

the Form 10-K will be revised before it is incorporated by reference into any registration statement.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K, page 44

2. We note that the employment agreements with your named executive officers are not listed in the exhibit index for the Form 10-K. Please confirm that employment agreements with each of your named executive officers have been filed, or in the alternative file any missing employment agreements. Please also confirm that in future filings the exhibit index will list and incorporate by reference all employment agreements with your named executive officers.

Signatures, page 45

3. We note that your Form 10-K does not appear to have been signed by an individual identified as your principal accounting officer or controller as required under Instruction D to Form 10-K. If your principal accounting officer or controller has signed the Form 10-K, please confirm that you will indicate this additional capacity in the signature block for this individual in your future filings. If your principal accounting officer or controller has not signed your Form 10-K, please amend your Form 10-K to provide this required signature.

Item 15. Financial Statements
Notes To Consolidated Financial Statements

1. Summary of Significant Accounting Policies

D. Investments, page F-7

4. Please revise your disclosure to state your accounting policy for recording transfers of securities between categories.

5. Please discuss your policy for how security premiums and discounts are amortized or accreted over the life of the related security and the method used. Address your accounting for anticipated prepayments for mortgage-backed and asset-backed securities and your accounting for changes in estimates of prepayments.

6. You state in Note 1D that adjustments to investment income have been $13.7 million, $27.1 million and $13.4 million in the years ending December 31, 2009, 2008, and 2007 which we believe are material to net income for each year presented. You also state that you receive quarterly financial information for the partnerships. Please disclose why management considers the information received on a quarterly basis from the limited partnerships as unreliable and why you believe your quarterly estimate provides a better measurement of the income from the partnerships. In addition, you state that management estimates the classification of cash distributions received between

investment income and return of capital based on correspondence from the respective partnerships. Tell us why you have not reduced the carrying value of your investment under the equity method for the entire cash distribution, similar to dividends received. Please tell us why you believe your accounting is in compliance with the equity method and provide the journal entries that you make to reflect your accounting of these distributions.

2. Investments, page F-9

A. General

7. Please revise your disclosures, here and throughout the filing, to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Please avoid references to weighted average ratings.

8. You state on page 11 that approximately 24% of the Company's investment portfolio in limited partnerships is involved in distressed asset investments. You state that these limited partnerships take positions in debt and equity securities, loans originated by banks and other liabilities of financially troubled companies and investments in companies undergoing debt restructurings, which by their nature have a high degree of financial uncertainty, may be senior, unsecured or subordinated indebtedness. Please provide additional quantitative and qualitative disclosure in Management's Discussion and Analysis regarding these investments. Such disclosure could entail a breakdown of the investments by type, amount, and credit rating as well as other information which you may deem meaningful for an investor to understand the nature of your investment in the limited partnerships.

B. Variable Interest Entities, page F-12

9. You state that you have ownership interests of 1-3% of 70 limited partnerships. You also state on page 14 and in Note 1D to the financial statements that you are accounting for the investments under the equity method. You state on page 32 that the Company uses the equity method of accounting for investments in limited partnership interests in which it has more than a minor equity interest, or more than a minor influence over the joint ventures and partnership's operations, but does not have a controlling interest. ASC 323-30-25-1 states that investors in partnerships shall account for their investments using the equity method of accounting by analogy to Subtopic 323-10 if the investor has the ability to exercise significant influence over the investee. ASC 323-10-15-6 defines significant influence. ASC 323-30-S99 states that use of the equity method is required unless the investor's interest "is so minor that the limited partner may have virtually no influence over partnership operating and financial policies". Generally investments of more than 3

to 5 percent are considered to be more than minor. Please tell us why you believe you exert significant influence in your equity method investments.

10. Fair Value Information

B. Valuation of Investments, page F-18

10. Your disclosure states that you use third party pricing services to price a significant portion of your securities. Please revise your disclosure to clarify the following:
- Whether you adjusted the quotes and prices obtained from the brokers and pricing services during the periods presented;
- Indicate the number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements; and
- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, Fair Value Measurements and Disclosures, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

C. Additional Information, page F-19

11. Please revise your disclosure for the Table of Level 3 Asset changes to clarify the specific inputs that became unobservable causing the transfers from Level 2 to Level 3.

Form 10-Q for the Quarterly Period ended June 30, 2010

Item 1. Unaudited Consolidated Financial Statements
Notes to Unaudited Consolidated Financial Statements

2. Investments, page 11

12. You disclose that unrealized losses were $52.4 million at June 30, 2010 of which $47.8 million has been in an unrealized loss position for twelve months or more. Please expand your disclosure by category to state the number of investments in an unrealized loss position and the severity of the impairment.

3. Fair Value Measurements
Valuation of Investments, page 14

13. Please revise your disclosures for assets and liabilities classified as Level 2 and Level 3 to separately identify the inputs used in determining the fair value of each class of assets or liabilities as required by ASC 820-10-50-2e as amended by ASU 2010-06. Please refer to ASC 820-10-55-22A for examples of the inputs to be disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez, Staff Attorney, at (202) 551- 3578 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant